OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

TSB Financial Corporation
(Name of Issuer)
Common stock, $0.01 par value per share
(Title of Class of Securities)
872805-10-6
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	872805-10-6	Page	2	of	5

1	NAMES OF REPORTING PERSONS: William B. Allen

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		66,455 (includes shares Mr. Allen has the right to acquire within 60 days through the exercise of stock options)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		66,455

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

66,455 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.74%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1(a)	Name of Issuer:

TSB Financial Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1057 Providence Road Charlotte, NC 28207

Item 2(a)	Name of Filing Person:

William B. Allen

Item 2(b)	Address of Principal Business Office:

President Republic Crane & Equipment Co 2023 John Crosland Jr. Way Charlotte, NC 28208

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e)	CUSIP Number:

872805-10-6

Item 3	Not applicable.

Item 4.	Ownership:
(a)	Amount beneficially owned: 66,455 shares of Common Stock

(b)	Percent of class: 6.74%

(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 66,455 shares of Common Stock

(ii)	Shared power to vote or to direct the vote: 0 shares of Common Stock

(iii)	Sole power to dispose or to direct the disposition of: 66,455 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of: 0 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:
     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2007

	By:	/s/ William B. Allen

William B. Allen,